Exhibit (a)(39)

Genco Shipping & Trading Limited

Today, Genco’s Board of Directors unanimously recommended that shareholders reject Diana’s revised $24.80 per share tender offer.

Following a thorough review with external advisors and on the unanimous recommendation of a committee of independent directors, our Board determined the offer:

•	Continues to meaningfully undervalue Genco and its assets;
•	Remains well below Genco’s net asset value (NAV) – current median analyst NAV estimate is $27.10 in a period of rising asset values across the industry; and
•	Does not include a control premium.

In addition, Chairman and CEO John Wobensmith and Lead Independent Director Kathleen C. Haines sent a letter to Diana. They reiterated Genco’s willingness to meet again with Diana if and when they submit an offer that adequately compensates shareholders for the full underlying value of Genco’s assets and provides an appropriate control premium to NAV that reflects the value of Genco’s sizeable and industry-leading platform in a rising market.

To protect your investment and future returns, we urge shareholders to vote the WHITE proxy card today FOR Genco’s highly qualified directors and reject Diana’s attempt to acquire Genco on the cheap by not tendering your shares.

Additional information including Diana’s inadequate revised tender offer, voting instructions and legal information can be found here:
https://www.gencodrivessuperiorreturns.com.

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